UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

___________

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 25, 2024

___________

FIRST NATIONAL CORPORATION

(Exact name of registrant as specified in its charter)

Virginia (State or other jurisdiction of incorporation)	1-38874 (Commission File Number)	54-1232965 (IRS Employer Identification No.)

112 West King Street Strasburg, Virginia (Address of principal executive offices)	22657 (Zip Code)

Registrant’s telephone number, including area code: (540) 465-9121

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $1.25 per share	FXNC	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

      Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

On March 25, 2024, First National Corporation (“First National”), the parent holding company for First Bank, and Touchstone Bankshares, Inc. (“Touchstone”), the parent holding company for Touchstone Bank, entered into an Agreement and Plan of Merger (the “Agreement”), which provides that, subject to the terms and conditions set forth in the Agreement, Touchstone will merge with and into First National (the “Merger”) with First National being the surviving corporation in the Merger. In addition, simultaneously with or immediately following the Merger of Touchstone with and into First National, Touchstone Bank will be merged with and into First Bank.

The boards of directors of First National and Touchstone have unanimously approved the Agreement.  The Agreement and the transactions contemplated thereby are subject to the approval of the respective shareholders of First National and Touchstone, regulatory approvals, and other customary closing conditions. Pursuant to the Agreement, three directors of Touchstone will be (i) invited to serve on the boards of directors of First National and First Bank and (ii) nominated and recommended by First National for reelection at the first annual meeting of First National shareholders following the closing of the Merger.

Merger Consideration

Subject to the terms and conditions of the Agreement, Touchstone shareholders, including the holders of shares of both the common stock and preferred stock (on an as-converted, one-for-one basis, which shares of preferred stock convert automatically to common stock at the effective time of the Merger) (collectively, “Touchstone Stock”), will receive 0.8122 shares of First National common stock for each share of Touchstone Stock (the “Merger Consideration”). Cash will also be paid in lieu of fractional shares.

Additionally, in connection with the Merger, subject to the terms and conditions of the Agreement, all restricted stock awards of Touchstone that are unvested and remain outstanding at the effective time of the Merger (with any performance-based vesting deemed to have been achieved) will be cancelled and converted into the right to receive the Merger Consideration.

Certain Other Terms and Conditions of the Merger Agreement

The Agreement contains customary representations and warranties from both First National and Touchstone, and each party has agreed to customary covenants and agreements, including, among others, covenants and agreements relating to (1) the conduct of their respective businesses during the interim period between the execution of the Agreement and the closing or the Merger, (2) Touchstone’s obligation to facilitate its preferred stock and common stock holders’ consideration of, and voting upon, the necessary approval of the Agreement, (3) First National’s obligation to facilitate its shareholders’ consideration of, and voting upon, the approval of the Agreement, including the issuance of the stock consideration in the Merger, and the approval of an amendment to the articles of incorporation of First National to increase the authorized number of shares of First National common stock, (4) the recommendation by the board of directors of Touchstone in favor of the necessary approval by its shareholders, and (5) Touchstone’s non-solicitation obligations relating to alternative business combination transactions. First National’s obligation to complete the Merger is also subject to certain conditions, including that the holders of no more than 5% of the outstanding shares of Touchstone Stock have duly exercised appraisal rights.

The Agreement also provides certain termination rights for both First National and Touchstone and further provides that upon termination of the Agreement under certain circumstances, Touchstone will be obligated to pay First National a termination fee of $1.9 million.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Agreement, which is filed as Exhibit 2.1 hereto and is incorporated herein by reference.  The Agreement has been attached as an exhibit to this report in order to provide investors and shareholders with information regarding its terms.  It is not intended to provide any other financial information about First National, Touchstone or their respective subsidiaries and affiliates.  The representations, warranties and covenants contained in the Agreement were made only for purposes of that agreement and as of specific dates, are solely for the benefit of the parties to the Agreement, may be subject to waiver by the parties and limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors.  Investors should not rely on the representations, warranties or covenants or any description thereof as characterizations of the actual state of facts or condition of the First National, Touchstone or any of their respective subsidiaries or affiliates.  Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Agreement, which subsequent information may or may not be fully reflected in public disclosures by First National.

Officers and Directors Agreements

In connection with entering into the Agreement, Touchstone has agreed to cause each of its directors and executive officers to enter into a voting and support agreement (collectively, the “Touchstone Officers and Directors Agreements”).  The Touchstone Officers and Directors Agreements generally require such executive officer or director party thereto to vote all of his or her shares of Touchstone common stock (i) in favor of approval of the Agreement and the transactions contemplated thereby, (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Touchstone under the Agreement, and (iii) against alternative transactions.

Additionally, in connection with entering into the Agreement, First National has agreed to cause each of its directors and executive officers to enter into a voting and support agreement (collectively, the “First National Officers and Directors Agreements”).  The First National Officers and Directors Agreements generally require such executive officer or director party thereto to vote all of his or her shares of First National common stock in favor of approval of the Agreement and the transactions contemplated thereby.

The foregoing description of such officers and directors agreements does not purport to be complete and is qualified in its entirety by reference to the forms of Touchstone Officers and Directors Agreement and First National Officers and Directors Agreements, which are included as Exhibit D and Exhibit E, respectively, to the Agreement, filed as Exhibit 2.1 of this Form 8-K, and incorporated by reference herein.

Employment Agreements

Simultaneously with the execution of the Agreement, James R. Black, Touchstone’s current President and Chief Executive Officer, entered into an Employment Agreement with First National and First Bank. Mr. Black’s Employment Agreement provides that, effective only upon consummation of the Merger, he will serve as Executive Vice President and South Region President of First Bank, be entitled to an annual base salary of $325,000, and be eligible to earn bonuses and equity compensation.

The foregoing description of Mr. Black’s Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Employment Agreement, which is included as Exhibit B to the Agreement, filed as Exhibit 2.1 of this Form 8-K, and incorporated by reference herein.

FORWARD-LOOKING STATEMENTS

Certain information contained in this communication may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements relate to our plans, objectives, expectations and intentions, are not historical facts, and identified by words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” and “projects,” as well as similar expressions. Although First National believes that its expectations with respect to the forward-looking statements are based upon reliable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results, performance or achievements of First National will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. For details on other factors that could affect expectations or could cause results to differ materially from those described in the forward-looking statements, see the risk factors and other cautionary language appearing in First National’s Annual Reports on Form 10-K most recently filed with the U.S. Securities and Exchange Commission (the “SEC”) and Quarterly Reports on Form 10-Q filed with the SEC for the first, second and third quarters of 2023, available at the SEC’s Internet site (http://www.sec.gov), and may include additional or updated disclosures of such material risks in subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that First National may file with the SEC after the date of this communication.

In addition to factors previously disclosed in the reports filed by First National with SEC, additional risks and uncertainties may include, but are not limited to: (1) the risk that the cost savings and any revenue synergies from the proposed Merger may not be realized or take longer than anticipated to be realized, (2) disruption from the proposed Merger of customer, supplier, employee or other business partner relationships, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (4) the failure to obtain the necessary approval by the shareholders of Touchstone and First National, (5) the possibility that the costs, fees, expenses and charges related to the proposed Merger may be greater than anticipated, (6) the ability of First National to obtain required governmental approvals of the proposed Merger, (7) reputational risk and the reaction of each of the parties’ customers, suppliers, employees or other business partners to the proposed Merger, (8) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the proposed Merger, (9) the risks relating to the integration of Touchstone’s operations into the operations of First National, including the risk that such integration will be materially delayed or will be more costly or difficult than expected, (10) the risk of potential litigation or regulatory action related to the proposed Merger, (11) the risk of expansion into new geographic or product markets, (12) the dilution caused by First National’s issuance of additional shares of its common stock in the proposed Merger, and (13) general competitive, economic, political and market conditions.

All subsequent written and oral forward-looking statements concerning First National, Touchstone or any person acting on their behalf is expressly qualified in their entirety by the cautionary statements above. Neither First National nor Touchstone undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

ADDITIONAL INFORMATION ABOUT THE ACQUISITION AND WHERE TO FIND IT

In connection with the proposed Merger, First National will file with the SEC a registration statement on Form S-4, which will include a joint proxy statement of First National and Touchstone and a prospectus of First National, as well as other relevant documents regarding the proposed transaction.

SHAREHOLDERS OF FIRST NATIONAL AND TOUCHSTONE ARE ADVISED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE AND ANY OTHER DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING FIRST NATIONAL, TOUCHSTONE AND THE PROPOSED MERGER TRANSACTION.

Shareholders may obtain free copies of these documents, once they are filed, and other documents filed with the SEC on the SEC’s website at http://www.sec.gov. Shareholders will also be able to obtain these documents, once they are filed, free of charge, by requesting them in writing from Scott C. Harvard, First National Corporation, 112 West King Street, Strasburg, Virginia 22657, or by telephone at (540) 465-9121, or from James Black, Touchstone Bankshares, Inc., 4300 Crossings Boulevard, PO Box 2230, Prince George, VA 23875, or by telephone at (804) 324-7384.

First National, Touchstone and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of First National and Touchstone in connection with the proposed Merger. Information about the directors and executive officers of each of First National and Touchstone will be included in the joint proxy statement/prospectus when it becomes available. Additional information regarding the interests of those persons and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed Merger when it becomes available. You may obtain free copies of each document as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or proxy in favor of the Merger, the merger agreement, or the transactions contemplated thereby, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Item 8.01	Other Events.

On March 26, 2024, First National issued a press release announcing the execution of the Agreement with Touchstone. The complete text of the press release is attached to this report as Exhibit 99.1. In addition, First National is providing supplemental information regarding the proposed Merger in the investor presentation slides attached hereto as Exhibit 99.2.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits. The following exhibits are filed as part of this report:

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of March 25, 2024, by and between First National Corporation and Touchstone Bankshares, Inc.

99.1	Press Release dated March 26, 2024.

99.2	Investor Presentation dated March 26, 2024.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST NATIONAL CORPORATION
(Registrant)

Date: March 26, 2024	By:	/s/ M. Shane Bell
M. Shane Bell
Executive Vice President and Chief Financial Officer

4